

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

August 25, 2006

Mr. Robert D. Hardy
Senior Vice President and Chief Financial Officer
U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, Texas 77042

>   **RE: Form 10-K for the Fiscal Year ended December 31, 2005
>   Form 10-Q for the Quarters ended March 31, 2006 and June 30, 2006
>   File No. 0-26025**

Dear Mr. Hardy:

We have reviewed your response letter dated August 10, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005</u>

1. We have read your response to comment 3, and we appreciate the additional information concerning how you monitor your business. According to your response, you do not separately track or report the profitability or other potentially key performance measures by product or service.

In your recent quarterly report, you disclosed that the increase in sales for the six months ended June 30, 2006 was primarily attributable to a 31.5% increase in ready-mix concrete sales volume, a 13.2% increase in precast and other sales and a 6.1% increase in the average sales price of ready-mix concrete. We also note your disclosures describing how the activity levels affect the demands for your products and your operating margins. We also note that you undertook a reorganization of your precast concrete operations in Northern California last year which you expect to have a positive impact on profitability.

Based on these disclosures and other recent disclosures it appears that the chief operating decision maker is provided with revenue and operating performance data by type of product. We also assume that information concerning the revenues and operating performance of your products would be an integral aspect of your internal control structure.

In order for us to better understand your view, please provide us with all of the reports provided, including information concerning products and services, to the CODM, showing the results of operations on a year-to-date basis for the 2003, 2004 and 2005 fiscal years.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant